

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
JUN 2 9 2006
213

## FORM 11-K

### ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-24589

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust**

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

> **BCSB Bankcorp, Inc.**
> **4111 East Joppa Road, Suite 300**
> **Baltimore, Maryland 21236**



# REQUIRED INFORMATION

**Item 1-3.** The Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

**Item 4.** The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

**Exhibit:**

Exhibit 23.1    Consent of Michael D. Sisk & Company, PC

# FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2005

# CONTENTS

# MICHAEL D. SISK & COMPANY, PC

*Certified Public Accountants*
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

©◁▨▷32

## INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank, FSB
   Employees' Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our 2005 audit was conducted for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the audit procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

*Michael D. Sisk + Co, PC*

Baltimore, Maryland
May 18, 2006

# BALTIMORE COUNTY SAVINGS BANK, FSB
# EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
### December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value | | |
| Registered investment companies | $ 8,509,828 | $ 8,511,195 |
| Common/collective trust | 1,325,341 | - |
| BCSB Bankcorp, Inc. common stock | 708,162 | 1,053,022 |
| Participant loans receivable | 135,032 | 112,206 |
|  | 10,678,363 | 9,676,423 |
| Other receivable | 6,809 | - |
| Cash – unallocated | 1,851 | 8,097 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 10,687,023 | $ 9,684,520 |

The Notes to Financial Statements are an integral part of these statements

- 4 -

# BALTIMORE COUNTY SAVINGS BANK, FSB
## EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

### STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **ADDITIONS** |  |  |
|  |  |  |
| Additions to net assets attributed to: |  |  |
| Investment income |  |  |
| Net appreciation in fair value of investments | $ 11,602 | $ 486,741 |
| Interest and dividends | 416,552 | 196,963 |
|  | 428,154 | 683,704 |
|  |  |  |
| Contributions |  |  |
| Employer | 227,174 | 259,620 |
| Participants | 345,413 | 321,846 |
| Rollover | 161,577 | 3,377 |
|  | 734,164 | 584,843 |
|  |  |  |
| Total additions | 1,162,318 | 1,268,547 |
|  |  |  |
| **DEDUCTIONS** |  |  |
|  |  |  |
| Deductions from net assets attributed to: |  |  |
| Benefits paid to participants | 156,381 | 132,826 |
| Administrative expenses | 3,434 | 883 |
|  |  |  |
| Total deductions | 159,815 | 133,709 |
|  |  |  |
| Net increase | 1,002,503 | 1,134,838 |
|  |  |  |
| **NET ASSETS AVAILABLE FOR BENEFITS** |  |  |
| Beginning of year | 9,684,520 | 8,549,682 |
|  |  |  |
| End of year | $ 10,687,023 | $ 9,684,520 |

The Notes to Financial Statements are an integral part of these statements

## NOTES TO FINANCIAL STATEMENTS

**Note 1. Description of the Plan**

The following brief description of Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution 401(k) plan providing for employee elective deferrals and matching Company contributions. Baltimore County Savings Bank, FSB (the Company or the Plan Sponsor) may also make discretionary contributions. Employees of the Company are eligible to participate in the Plan after attaining age 21 and completing 1,000 hours of service during the 12-month period following the employment date or during any subsequent Plan year. The Plan conforms with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

*Contributions*

Contributions to the Plan can be made in the following ways:

a) Employee Salary Reduction: Each eligible employee may elect to defer up to 25% of compensation but not to exceed $14,000 for the year 2005. Catch-up contributions (through salary deferrals only) are also allowed, up to $1,000 per year (as indexed; $4,000 in 2005), if the participant has attained, or will attain, age 50 during the Plan year. Increases or decreases in the deferral percentages including complete suspension of deferrals may be made as of any time, with at least fifteen days written notice and will be effective as of the next payroll date.

b) Employer Matching Contributions: The Plan sponsor matches 100% of the first 6% of the salary reduction contributions by the participants.

c) Discretionary Contributions: The Board of Directors of the Company may make a discretionary contribution which is to be allocated pro-rata based on compensation. Eligible participants are those employees who have completed 1,000 hours of service and who are either employed on the last day of the plan year or who have retired, died, or become disabled during the plan year.

d) Rollover Contributions: Rollovers from other employer retirement plans are permitted if rolled over within 60 days of receipt by the participant.

e) Forfeitures: Forfeitures are used to reduce future Company matching contributions.

# NOTES TO FINANCIAL STATEMENTS

## Note 1. Description of the Plan (continued)

### *Vesting*

The value of participants' salary reduction contributions are always fully vested. Full vesting of Company contributions occurs upon (i) death of the participant, (ii) total and permanent disability of the participant, or (iii) normal retirement of the participant. Vesting, otherwise, occurs based on the table below. A year of vesting service is a Plan year during which a participant has worked at least 1,000 hours. Unvested Company contributions in a terminated employee's account are used to reduce the Plan sponsor's matching contributions.

| Years of Service | Percentage Vested |
|---|---|
| 1 | 0% |
| 2 | 20% |
| 3 | 40% |
| 4 | 60% |
| 5 | 80% |
| 6 | 100% |

### *Participant Loans*

Participants may borrow from the Plan a minimum of $1,000, up to the lesser of $50,000 or 50% of the vested balance in their accounts. Interest on such borrowings and repayment schedules are determined by the Plan administrator. Generally, borrowings must be repaid to the Plan over a period not to exceed five years.

### *Allocation Provisions*

Investments are re-valued and earnings allocated to participants each business day based on the quoted market price of the investments. Plan Sponsor's discretionary contributions, if any, are allocated to each eligible participant pro-rata based on compensation.

### *Compensation*

A participant's total earnings as reported in box 1 of Form W-2, excluding fringe benefits, but including amounts contributed to the Plan and to any other arrangement which requires salary reduction.

# NOTES TO FINANCIAL STATEMENTS

## Note 1. Description of the Plan (continued)

### Retirement Dates

The normal retirement date is the attainment of age 65, with no early retirement date specified.

### Administrative Expenses

All significant administrative expenses of the Plan are paid by the Plan sponsor.

### Investments

Investments are participant-directed in whole percentages, from a menu of mutual funds through The Charles Schwab Trust Company. Changes in investment elections for new contributions, and changes in money already in the Plan may be made at any time.

Investment options:

> MetLife Stable Value Fund
> Barclays Global Investor LifePath Income
> Barclays Global Investor LifePath 2010
> Barclays Global Investor LifePath 2020
> Barclays Global Investor LifePath 2030
> Barclays Global Investor LifePath 2040
> Vanguard GNMA Fund
> Western Asset Core Fund
> Van Kampen Comstock Fund
> Vanguard 500 Index Fund
> Janus Growth and Income Fund
> Oakmark Select Fund
> T. Rowe Price Mid-Cap Growth Fund
> Pennsylvania Mutual Fund
> Laudus International MarketMasters Fund
> BCSB Bancorp Common Stock

### Withdrawals

Withdrawals are permitted as follows:

a) Hardship Distributions: An eligible participant may withdraw his salary deferral contribution (not including earnings) for the following purposes:

    i) Deductible medical expenses
    ii) Purchase of a primary residence
    iii) Post-secondary education
    iv) Impending foreclosure/eviction

Note 1. Description of the Plan (continued)

Six-month suspension of salary deferral contribution is required. Exhaustion of other Plan sources is also required, including rollover contributions account, in-service withdrawals, age 59-1/2 withdrawals (see below) and loan capabilities. Approval of Plan Administrator is also required.

b) In-Service Distributions: Distribution from matching contributions account attributable to matching contributions made before January 1, 2002 is permitted prior to termination of employment if either: (i) the employee has been a participant for at least 60 months, or (ii) the matching contributions withdrawn have been on deposit in the Plan for at least two years.

c) Age 59-1/2 Distributions: A participant who has attained age 59-1/2 may withdraw all or any portion of his rollover contribution account, salary deferral contribution account, vested portion of his matching contribution account, or vested portion of his discretionary contributions account.

d) Rollover Distributions: A participant's rollover contribution account is available for withdrawal at any time (other than funds transferred from the money purchases pension plan).

*Methods of Distribution*

Benefits upon disability, retirement, or other termination of employment are paid as follows:

a) If the participant's vested benefit (all accounts) does not exceed $5,000, a cash lump sum payment is the only option available.

b) If the participant's vested benefit exceeds $5,000, the following options are available:

# NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

*Methods of Distribution (continued)*

i. A lump sum payment (which may be made in cash or whole shares of Company stock, or a combination of both);

ii. Monthly, quarterly, semi-annual, or annual installments over a period not to exceed five years;

iii. Joint and 50% survivor annuity (or life annuity if participant is not married); prior pension account balance only, waiver available but only with spousal consent.

Note: Participants who (i) have vested accounts with a total exceeding $5,000 and (ii) have a prior pension account balance will be subject to automatic annuity options (in effect under prior money purchase pension plan) for the prior pension account balance merged into this Plan.

*Timing of Distributions*

Distribution upon retirement, death, disability, or other termination of employment, made as soon as practicable following the event.

Note 2. Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statements have been prepared on the accrual basis of accounting whereby contributions, investment income, and other expenses are recognized in the period to which they relate rather than when received or paid. Benefits are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Fair values of investments are based on quoted market prices as determined by the Plan trustee.

*Valuation of Investments*

Money market funds are reported at cost, which approximates fair value. Mutual funds and BCSB Bankcorp, Inc. common stock are stated at fair value based on quoted market prices on the last business day of the Plan year. The shares of the mutual fund are valued at quoted market prices, which represent the net asset values of shares held by the Fund at year-end. Participant loans are valued at the unpaid principal balance, which approximates their fair value.

Note 2. Significant Accounting Policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3. Investments

The Plan's investments are held by The Charles Schwab Trust Company, an institutional trust company who serves as Trustee. All investment information disclosed in the accompanying financial statements and supplemental schedule, including investments held at December 31, 2005 and 2004, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the year ended December 31, 2005 and 2004, were obtained or derived from information supplied to the Plan administrator.

During the year ended December 31, 2005 and 2004, the Plan's investments, including investments purchased, sold, as well as held during the year appreciated (depreciated) as determined by quoted market prices by $11,602 and $486,741 as follows:

|  | Net appreciation (depreciation) in fair value during year | |
|  | 2005 | 2004 |
| Years ended December 31, 2005 and 2004: | | |
| Realized gains (losses) | $ 341,163 | $ 35,411 |
| Unrealized gains (losses) | | |
| Registered investment companies | ( 74,538) | 466,120 |
| Common/collective trust | 32,093 | - |
| BCSB Bankcorp, Inc. common stock | ( 287,116) | ( 14,790) |
|  | $ 11,602 | $ 486,741 |

In addition to the above, the Plan's interest and dividend income for the Plan year ended December 31, 2005 and 2004 from all sources was $416,552 and $196,963.

The following table presents the fair value of investments as of December 31, 2005 and 2004. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

## NOTES TO FINANCIAL STATEMENTS

Note 3. Investments (continued)

| | 2005 | | 2004 | |
|---|---|---|---|---|
| Securities issued by Plan Sponsor: | | | | |
| BCSB Bankcorp, Inc. common stock | $ 708,162 | * | $1,053,022 | * |
| | | | | |
| Registered investment companies: | | | | |
| Barclays Global Investor LifePath Income | 828 | | - | |
| Barclays Global Investor LifePath 2010 | 682 | | - | |
| Barclays Global Investor LifePath 2020 | 89 | | - | |
| Barclays Global Investor LifePath 2040 | 2,303 | | - | |
| Vanguard GNMA Fund | 952,026 | * | 1,007,304 | * |
| Western Asset Core Fund | 1,242,544 | * | - | * |
| Van Kampen Comstock Fund | 1,051,787 | * | 976,780 | * |
| Vanguard 500 Index Fund | 1,306,922 | * | 981,179 | * |
| Janus Growth and Income Fund | 766,644 | * | 726,922 | * |
| Oakmark Select Fund | 994,222 | * | 1,004,820 | * |
| T. Rowe Price Mid-Cap Growth Fund | 1,070,984 | * | 972,532 | * |
| Pennsylvania Mutual Fund | 633,951 | * | - | * |
| Schwab Institutional Advantage Money Fund | - | | 734,145 | * |
| Columbia International Bond Fund Z | - | | 1,065,810 | * |
| Westport Select Capital Fund | - | | 722,191 | * |
| Artisan International Fund | 486,846 | | 319,512 | |
| Total registered investment companies | 8,509,828 | | 8,511,195 | |
| | | | | |
| Common/collective trust: | | | | |
| MetLife Stable Value Fund | 1,325,341 | * | - | |
| | | | | |
| Participant loans receivable – interest rates | | | | |
| ranging from 5.25% to 10.50% | 135,032 | | 112,206 | |
| | | | | |
| Total investments | $10,678,363 | | $9,676,423 | |

Note 4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 5. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

# NOTES TO FINANCIAL STATEMENTS

Note 6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7.  Subsequent Event

Effective April 1, 2006, the Company discontinued the Employer Matching Contributions.

SUPPLEMENTAL SCHEDULE

# BALTIMORE COUNTY SAVINGS BANK, FSB
## EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

## SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
### December 31, 2005

Schedule H, Part IV
Item 4i – Schedule of Assets Held for Investment Purposes at End of Year
EIN: 52-0791958
Plan No.: 002

| (a) | (b)<br>Identity of Issue, Borrower,<br>Lessor, or Similar Party | (c)<br>Description of<br>Investment Including Maturity<br>Date, Rate of Interest, Collateral,<br>Par or Maturity Value | (d)<br>Cost** | (e)<br>Current Value |
|---|---|---|---|---|
| | Barclays Global Investor LifePath Income | Registered Investment Company | $ | 828 |
| | Barclays Global Investor LifePath 2010 | Registered Investment Company | | 682 |
| | Barclays Global Investor LifePath 2020 | Registered Investment Company | | 89 |
| | Barclays Global Investor LifePath 2030 | Registered Investment Company | | 2,303 |
| | Vanguard GNMA Fund | Registered Investment Company | | 952,026 |
| | Western Asset Core Fund | Registered Investment Company | | 1,242,544 |
| | Van Kampen Comstock Fund | Registered Investment Company | | 1,051,787 |
| | Vangaurd 500 Index Fund | Registered Investment Company | | 1,306,922 |
| | Janus Growth and Income Fund | Registered Investment Company | | 766,644 |
| | Oakmark Select Fund | Registered Investment Company | | 994,222 |
| | T. Rowe Price Mid-Cap Growth Fund | Registered Investment Company | | 1,070,984 |
| | Pennsylvania Mutual Fund | Registered Investment Company | | 633,951 |
| | Artisan International Fund | Registered Investment Company | | 486,846 |
| | MetLife Stable Value Fund | Registered Investment Company | | 1,325,341 |
| * | BCSB Bankcorp, Inc. | 54,474 Shares of Common Stock | | 708,162 |
| | Participant Loans | Interest rates ranging from 5.25% to 10.50%, terms ranging from 1 to 5 years | | 135,032 |
| | | | $ | 10,678,363 |

\* Baltimore County Savings Bank, FSB is the sponsor of the Plan at December 31, 2005 – qualifies as an exempt party-in-interest transaction.

\*\* Cost is not required for a participant-directed plan.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank, F.S.B.
Employees' Savings & Profit Sharing Plan and Trust

Date: June 29, 2006        By  _____
                               David M. Meadows
                               Vice President and Corporate Secretary

00278210.DOC

**Exhibit 23.1   Consent of Michael D. Sisk & Company, P.C.**

# MICHAEL D. SISK & COMPANY, PC

*Certified Public Accountants*
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

## CONSENT OF INDEPENDENT ACCOUNT FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-24589) of BCBS Bankcorp, Inc. of our report dated May 18, 2006, with respect to the financial statements of the Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2005, included in the form 11-K.

*Michael D. Sisk & Company PC*

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 23, 2006